Bingham McCutchen LLP
                               150 Federal Street
                                Boston, MA 02110


May 17, 2005

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C.  20004
  Attn.:  Ms. Patricia Williams

      Re:  Domini Social Investment Trust
            File Nos. 33-29180 and 811-05823

Dear Ms. Williams:

     This letter is in response to your comments made during a call with me on May 12, 2005 regarding the Proxy Statement for the Domini Social Bond Fund (the "Fund"). Your comments and the Fund's responses are set forth below.

1. PART 3. THE PROPOSALS. INVESTMENT ADVISORY FEES. The third paragraph of this section provides that, if the shareholders approve of the submanagement agreement, Domini Social Investments LLC (the "Manager") will pay Seix Advisers (the "Submanager") the amount that would have been payable had the new submanagement agreement been in effect during the interim period. You asked whether this arrangement is permitted under Rule 15a-4(b)(1)(i) of the 1940 Act.

     RESPONSE: The Fund believes that the terms of the submanagement agreement that are in effect prior to shareholder approval of the agreement comply with the requirements of Rule 15a-4(b)(1)(i).

     Rule 15a-4(b)(1)(i) of the 1940 Act provides that, in the case of the termination of a previous advisory contract by the Board of Trustees, the compensation to be received under an interim advisory contract cannot be greater than the compensation that would have been payable under the previous advisory contract. The submanagement agreement between the Manager and the Submanager provides that for the period from March 1, 2005 (the date of the agreement) to but not including July 29, 2005 (the 150th day after the date of the agreement) or, if earlier, the date on which the agreement is approved by the shareholders of the Fund, the Manager will pay to the Submanager, out of the management fee it receives from the Fund, a subadvisory fee at an annual rate equal to 0.20% of the average daily net assets of the Fund. As required under Rule 15a-4(b)(1)(i), this compensation is no greater than what was paid to the previous submanager under the submanagement agreement that had been approved by a majority of the Fund's outstanding voting securities.

     As disclosed in the proxy statement, the Submanager proposes to provide services to the Fund on a different fee schedule than what was in place with the previous submanager. Under the terms of the submanagement agreement, the different fee schedule only goes into effect from and after the date of the shareholders' approval of such agreement. Likewise, the Manager (and not the Fund) has agreed to pay the Submanager the amount that would have been payable had the new submanagement agreement been in effect during the interim period, but only if the submanagement agreement is approved by the Fund's shareholders. The payment of such amount by the Manager is included in the submanagement agreement that the shareholders are being asked to approve. Disclosure regarding such payment is included in the proxy statement so that Fund shareholders are able to consider such payment in deciding whether to approve the submanagement agreement. The Fund does not believe that the payment of this amount by the Manager, after the approval of such payment by the shareholders of the Fund, violates Rule 15a-4(b)(1)(i) of the 1940 Act.

2. PART 3. THE PROPOSALS. THE EVALUATION BY THE BOARD OF TRUSTEES. You referred to Item 22(c)(11) of Schedule 14A and ask that the Fund describe with more specificity the factors considered by the Trustees in approving of the new submanagement agreement.

     RESPONSE: The discussion of the Board of Trustees' evaluation of the new submanagement agreement has been revised as requested. Please see the attached changed pages.

3. PART 4. INFORMATION REGARDING THE FUND. ANNUAL REPORT. You asked that the paragraph regarding the availability of the annual and semi-annual reports be presented in bold.

     RESPONSE: The paragraph will be presented in bold. Please see the attached.

     We hope that this letter addresses your comments with respect to the Proxy Statement. If you should have any further questions, please do not hesitate to contact me at 617-951-8760.

                                        Sincerely,

                                        /s/ Toby R. Serkin

                                        Toby R. Serkin

Attachments

cc:   Carole M. Laible
      Roger P. Joseph

                                   [COMMENT 2]

                     THE EVALUATION BY THE BOARD OF TRUSTEES

     The Board of Trustees of the Fund terminated the ShoreBank Submanagement Agreement and approved the Seix Advisors Submanagement Agreement at a meeting held on January 28, 2005.

     Before terminating the ShoreBank Submanagement Agreement, the Board of Trustees of the Fund reviewed with Domini its recommendation that ShoreBank be terminated as the submanager of the Fund. Domini reviewed ShoreBank's fees in comparison to the fee rates proposed by Seix Advisors. Domini also reviewed the services that ShoreBank provided to the Fund in comparison to the services proposed to be provided by Seix Advisors. The Board considered Domini's long and collegial relationship with ShoreBank. However, the Fund was ShoreBank's only mutual fund client, and as assets grew, Domini and ShoreBank came to the mutual recognition that the Fund's shareholders would be best served by an investment adviser managing other mutual funds.

     The Board of Trustees then reviewed Domini's procedure for selecting a new submanager for the Fund. The Board of Trustees noted that Domini had conducted an extensive due diligence process with respect to seven candidates for the submanager position. This due diligence process involved a review of extensive questionnaires completed by submanager candidates, a review of publicly available filings and disciplinary records of each candidate, and in-person meetings to evaluate the quality of services and capability of each candidate. This due diligence process resulted in Domini's recommendation of Seix Advisors as submanager to the Domini Social Bond Fund. The Board of Trustees concluded that Domini had reviewed a sufficient pool of potential submanager candidates and had conducted an adequate due diligence process.

     The Board of Trustees then met with a representative of Seix Advisors. The Trustees considered information with respect to Seix Advisors and whether the Seix Advisors Submanagement Agreement was in the best interests of the Fund and its shareholders. The Trustees considered the nature and quality of services expected to be provided by Seix Advisors. They noted that Seix Advisors had over $23 billion in fixed-income assets under management and reviewed a list of representative clients. The Trustees also reviewed and discussed information regarding Seix Advisors' knowledge and experience in managing fixed-income portfolios. The Trustees noted that the senior portfolio manager who would be responsible for the management of the Fund had over 23 years of experience in the investment management field, and that there was an experienced team of investment management professionals supporting the senior portfolio manager. The Trustees noted that there had been nearly no portfolio manager turnover at Seix Advisors since the inception of the firm. In evaluating Seix Advisors' ability to provide services to the Fund, the Trustees considered additional information as to Seix Advisors' business organization, financial resources, personnel, technology systems, and other matters. The Trustees concluded that Seix Advisors had the capability to provide solid and consistent investment management services with an experienced and dedicated team of management professionals.

     The Trustees also reviewed the investment performance of Seix Advisors' investment-grade fixed-income composite and compared this investment performance with that of the Fund's benchmark index. The Trustees considered that the returns of the composite were higher than the returns of both the Fund and the Fund's benchmark, the Lehman Brothers Intermediate Aggregate Index (LBIA), for the years ended December 31, 2003 and 2004. The Trustees also noted that the average annual total returns of the composite compared favorably with those of the Fund and the LBIA for the one and two year periods ending December 31, 2004. The Trustees considered that the performance of the composite slightly lagged the performance of the Fund and the LBIA for the years ended December 31, 2002 and 2001 but determined that the amount of such underperformance was not significant. The Trustees also compared the performance of the Seix Advisors' composite with the performance information provided by the other investment managers considered by Domini and determined that the composite's performance was consistent with the performance of the other candidates. The Trustees concluded that the investment performance of the Seix Advisors' composite was consistent and reasonable in relation to the historic performance of the Fund and the Fund's benchmark index. The Trustees also considered Seix Advisors' trading capabilities and reviewed its systems for executing the Fund's trades with broker-dealers. Although performance was a factor considered in the selection of a submanager, past performance is not indicative of future results, and performance over the benchmark and peers cannot be guaranteed.

     The Trustees also reviewed the investment management fees proposed by Seix Advisors. The Trustees compared the investment management fees proposed by Seix Advisors with those proposed by other investment managers and the fees charged by ShoreBank. They noted that the fees proposed by Seix Advisors as well as the fees proposed by the other investment managers were higher than the fees paid to ShoreBank. The Trustees noted that, because as manager, Domini pays the submanager, Domini would bear the higher investment management fees charged by Seix Advisors. The Trustees also considered that the fees proposed by Seix Advisers generally were either lower than those proposed by other investment managers or contained a more favorable breakpoint schedule than those proposed by other managers. They considered carefully the few instances where the fees proposed by other investment managers were slightly lower than those proposed by Seix Advisors, and determined, based on the nature and quality of the services to be provided by Seix Advisors, that the fees proposed by Seix Advisors were reasonable in relation to the other proposals received. The Trustees noted that they would consider the profits realized by Seix Advisors and its affiliates in providing services to the Fund when they considered whether to approve the continuance of the agreement.


     The Trustees reviewed the compliance policies and procedures of Seix Advisors as well as biographical information about the Chief Compliance Officer of Trusco and supporting compliance department personnel. They noted that Seix Advisors had a clean disciplinary record and had systems in place in order to identify potential compliance issues. In particular, they noted that Seix Advisors had an automated guideline compliance system in place that would assist in preventing violations of the Fund's investment objectives and policies.

     In addition, the Trustees reviewed Seix Advisors' social profile, including its experience with managing socially screened accounts, the diversity of its management team and employees, and its commitment to community development. The Trustees noted that Seix Advisors managed approximately $5 billion in assets for clients with a variety of social standards. The Trustees considered that Seix Advisors was founded by a Hispanic female, Christina Seix, and that the firm demonstrated a commitment to diversity in its workforce. The Trustees also reviewed SunTrust's activities in community-focused lending.

     Based upon its review, the Board of Trustees concluded the following:

     o Seix Advisors had demonstrated the ability to manage socially screened accounts, trade efficiently, and provide the information and analyses needed by Domini.

     o The terms of the Seix Advisors Submanagement Agreement were reasonable, fair, and in the best interests of the Fund and its shareholders.

     o The fees provided in the Seix Advisors Submanagement Agreement were fair and reasonable in light of the usual and customary charges made for services of the same nature and quality.

     Accordingly, after consideration of the above factors, and such other factors and information as it deemed relevant, the Board of Trustees terminated the ShoreBank Submanagement Agreement and approved the Seix Advisors Submanagement Agreement. The Seix Advisors Submanagement Agreement went into effect on March 1, 2005.

                                   [COMMENT 3]

PART 4.  INFORMATION REGARDING THE FUND.


                                  ANNUAL REPORT


     EACH OF THE FUND'S ANNUAL REPORT FOR THE FISCAL YEAR ENDED JULY 31, 2004, INCLUDING AUDITED FINANCIAL STATEMENTS, AND THE FUND'S SEMI-ANNUAL REPORT FOR THE PERIOD ENDED JANUARY 31, 2005 HAS PREVIOUSLY BEEN SENT TO SHAREHOLDERS. BOTH REPORTS ARE AVAILABLE WITHOUT CHARGE BY WRITTEN REQUEST TO DOMINI SOCIAL INVESTMENTS, P.O. BOX 9785, PROVIDENCE, RI 02940-9785, BY CALLING DOMINI AT 1-800-582-6757, OR BY DOWNLOADING THE REPORTS FROM OUR WEBSITE AT WWW.DOMINI.COM.



                             ADDITIONAL INFORMATION

     The Fund is a series of Domini Social Investment Trust (the "Trust"), a diversified, open-end registered investment company organized as a Massachusetts business trust under a Second Amended and Restated Declaration of Trust dated as of May 15, 2001. The Fund was designated as a separate series of the Trust on January 20, 2000. The mailing address of the Trust is 536 Broadway, 7th Floor, New York, New York 10012.

     The Fund's distributor is DSIL Investment Services LLC, 536 Broadway, 7th Floor, New York, New York 10012. PFPC Inc. acts as transfer agent and dividend disbursing agent for the Fund. The principal business address of PFPC Inc. is 4400 Computer Drive, Westborough, Massachusetts 01581. Investors Bank & Trust Company ("IBT") acts as the custodian for the Fund. IBT's principal business address is 200 Clarendon Street, Boston, Massachusetts 02116.

     To keep the Fund's costs as low as possible, and to conserve paper usage, we attempt to eliminate duplicate mailings to the same address where practical. When two or more Fund shareholders have the same last name and address, only one proxy statement is being sent to that address unless the Fund has received contrary instructions from one or more of those shareholders. If your household is receiving separate mailings that you feel are unnecessary, or if you want us to send separate mailings in the future, please send a written request to the Trust at the mailing address provided above or call Domini at 1-800-582-6757. If you want to receive a separate copy of this proxy statement, one will be delivered to you promptly upon such written or oral request.


                         SUBMISSION OF CERTAIN PROPOSALS

     The Trust is a Massachusetts business trust and as such is not required to hold annual meetings of shareholders, although special meetings may be called for the Fund, for purposes such as electing Trustees or removing Trustees, changing fundamental policies, or approving an advisory contract. Shareholder proposals to be presented at any subsequent meeting of shareholders must be received by the Trust at the Trust's office within a reasonable time before the proxy solicitation is made.